EXHIBIT 2.1.6

TRANSITION SERVICES AGREEMENT

By and between

AGERE SYSTEMS INC.

As Seller

and

TRIQUINT SEMICONDUCTOR, INC.

As Buyer

Dated as of January 2, 2003

i

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this “Agreement”) is made as of January 2, 2003 by and between AGERE SYSTEMS INC., a Delaware corporation (“Agere”), and TRIQUINT SEMICONDUCTOR, INC., a Delaware corporation (“Buyer”).

R E C I T A L S

A.            WHEREAS, the parties have entered into an Asset Purchase Agreement, dated as of October 21, 2002 (the “Purchase Agreement”), pursuant to which Agere is selling, and Buyer is acquiring, the Purchased Assets and assuming the Assumed Liabilities of the Optoelectronics Business (as defined in the Purchase Agreement), the date and time at which the closing of the Purchase Agreement is to occur being referred to herein as the “Closing Date”;

B.            WHEREAS, in further consideration of the Purchase Agreement and related transactions, Buyer will require Agere’s assistance with respect to certain operations of the Optoelectronics Business during periods specified herein following the Closing Date;

C.            WHEREAS, in connection with and as a condition precedent to the closing of the transaction contemplated by the Purchase Agreement, Agere has agreed to provide, and Buyer desires to contract for the use of, Services (as hereinafter defined); and

D.            WHEREAS, capitalized terms used herein but not defined have the meanings ascribed to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.   Services to be Performed; Term; Performance and Cooperation.

(a)           In accordance with the terms and provisions of this Agreement, Agere agrees to perform for Buyer the services described in the Schedules attached hereto (collectively, the “Services”) for the time period and to the extent specified with respect to each such Service in the applicable Schedule.  At its option, Agere may cause any Service it is required to provide hereunder to be provided by one of its Affiliates or by any other Person that is providing, or may from time to time provide, the same or similar services for Agere.  Agere shall remain responsible, in accordance with the terms of this Agreement, for the performance of any Service it causes to be so provided.

(b)           (i)            This Agreement shall commence on the Closing Date and shall remain in effect through July 2, 2003 (the “Expiration Date”) unless earlier terminated in accordance with Section 1(c) below.  This Agreement may be extended by the parties in writing either in whole or with respect to one or more of the Services; provided, however, that such extension shall only apply to the Service for which the Agreement was extended.  The parties shall be deemed to have extended this Agreement with respect to a specific Service if the Schedule for such Service specifies a completion date beyond the Expiration Date.  The parties may agree on an earlier Expiration Date with respect to a specific Service by specifying such earlier date on the Schedule for that Service.  Services shall be provided up to and including the date set forth in the applicable Schedule, subject to earlier termination as provided herein.

(ii)           The parties agree that if Buyer chooses to discontinue any Service prior to its Expiration Date, then Buyer shall give Agere prior written notice within the notice period specified in the relevant Schedule, or if no such notice period is specified, at least thirty (30) days prior written notice, of its intent to terminate this Agreement as to that particular Service, which termination shall be effective with effectiveness as specified in the relevant Schedule, or if no such effective date is specified, on the last day of the month on which the thirty (30) days prior written notice lapses. Buyer will pay Agere the fees and costs of any terminated Service up until the effective date of termination. As to any particular Service, notice of early termination shall be provided to the Agere representative designated as the point of contact for such Service on the applicable Schedule.

(c)           Notwithstanding anything to the contrary contained herein, this Agreement may be terminated, in whole or in part, at any time:

(i)            by the mutual consent of Buyer and Agere;

(ii)           by Buyer in the event of any material breach or default by Agere of any of Agere’s obligations under this Agreement and the failure of Agere to cure, or to take substantial steps towards the curing of, such breach or default within thirty (30) days after receipt of written notice from Buyer requesting such breach or default to be cured; or

(iii)          by Agere in the event of any material breach or default by Buyer of any of Buyer’s obligations under this Agreement and the failure of Buyer to cure, or to take substantial steps towards the curing of, such breach or default within thirty (30) days after receipt of notice from Agere requesting such breach or default to be cured.

(d)           Agere shall use reasonable commercial efforts (as defined in the Purchase Agreement) to provide Services (i) consistent with its past practice and at substantially the same level and quality as provided to the Optoelectronics Business as of the Closing Date and (ii) in a time frame consistent with past practice, including responding to new developments in a timely manner. Except as provided in the immediately preceding sentence, Agere makes no warranties of any kind, express or implied, with respect to any Service provided hereunder.  As needed from time to time during the period during which Services are provided, and upon termination of the provision of any Service, Agere will provide Buyer all records (in any format, electronic or otherwise) related to the provision of Services under this Agreement, including, but not limited to, billing and other Optoelectronics Business related records.

(e)           (i)            In providing the Services, except to the extent such matters are identified in a  particular Schedule, Agere shall not be obligated to:  (A) hire any additional employees; (B) maintain the employment of any specific employee; (C) purchase, lease or license any additional equipment or software; or (D) pay any costs related to the transfer or conversion of data to Buyer or any alternate supplier of Services. Notwithstanding the foregoing, Agere shall maintain sufficient resources to perform Services in accordance with the terms of this Agreement.

(ii)           Agere shall not be required to provide any Service to the extent and for so long as the performance of such Service becomes “impracticable” as a result of a cause or causes outside the reasonable control of Agere including unfeasible technological requirements, or to the extent the performance of such Services would require Agere or the provider of the Service to violate any applicable Laws or would result in the breach of any software license or other applicable contract, provided that Agere shall use reasonable commercial efforts (as defined in the Purchase Agreement) to mitigate any such cause or causes.

(f)            The parties shall use reasonable commercial efforts (as defined in the Purchase Agreement) to cooperate with each other in all matters relating to the provision and receipt of Services.  Such cooperation shall include exchanging information, providing electronic access to data systems used in connection with Services, performing true-ups and adjustments and obtaining all consents, licenses, sublicenses or approvals necessary or desirable to permit each party to perform its obligations hereunder.  The costs of obtaining such consents, licenses, sublicenses or approvals shall be borne by Buyer.

(g)           If Agere reasonably believes it is unable (i) to provide any of the Services because it would result in a significant disruption of Agere’s operations or would materially increase the scope of Agere’s responsibilities under this Agreement or (ii) in the case of data systems, to support the function which the data system relates because of a failure to obtain necessary consents, licenses, sublicenses or approvals or because of “impracticability,” the parties shall cooperate in good faith to determine the best alternative approach.  Until such alternative approach is found or the problem otherwise resolved to the satisfaction of the parties, Agere shall (i) use commercially reasonable efforts (as defined in the Purchase Agreement), subject to Section 1(e) above, to continue providing the Service or (ii) in the case of data systems, support the function to which the data system relates or permit Buyer to have access to the data system so that Buyer can support the function itself.  To the extent an agreed upon written alternative approach requires payment above and beyond that which is included in Agere’s charge for the Service in question, Buyer shall be responsible for such payment in an amount of Agere’s direct costs incurred as a result of such alternative approach.

(h)           The parties will consult and negotiate with each other in good faith, as required, with respect to amending or modifying the Services, the furnishing of and payment for special or additional services, extraordinary items and the like, and will establish pre–approval routines to the extent reasonably feasible.

(i)            (A)          From time to time after the Closing Date, the parties may identify additional services to be provided to Buyer in accordance with the terms of this Agreement (the “Additional Services”). The parties shall create a Schedule for each Additional Service setting forth a description of the Additional Service, the time period during which the Additional Service will be provided, the charge for the Additional Service and any other terms applicable thereto. Except as set forth in Section 1(i)(B), the parties may, but shall not be required to, agree on Additional Services during the term of this Agreement.

(B)           Except as set forth in the next sentence, Agere shall be obligated to perform any Additional Service that:  (1) was provided by Agere immediately prior to the Closing Date and that Buyer reasonably believes was inadvertently or unintentionally omitted from the list of initial Services or (2) is essential to effectuate an orderly transition under the Purchase Agreement unless such performance would significantly disrupt Agere’s operations or materially increase the scope of its responsibility under this Agreement.  If Agere reasonably believes the performance of Additional Services required under (1) or (2) of the immediately preceding sentence would significantly disrupt its operations or materially increase the scope of its responsibility under this Agreement, then Agere and Buyer shall negotiate in good faith to establish terms under which Agere can provide such Additional Services, but Agere shall not be obligated to provide such Additional Services if following good faith negotiation, it is unable to reach agreement on such terms.

(j)            The term “expenditure of funds” in the definition of reasonable commercial efforts, as imported from the Purchase Agreement, shall be understood to be net of any service fees paid by Buyer hereunder.

Section 2.   Payment.

In consideration for the Services to be provided by Agere hereunder, Buyer shall pay to Agere such fees and costs for the relevant time period as set forth in the Schedule attached hereto that is applicable to such Service, or such fees and costs as may otherwise be agreed to by Buyer and Agere.  The fees for the Services shall be payable monthly in arrears. Agere shall forward to Buyer separate invoices for the Services, listing the Services provided hereunder and listing the fees for such Services.  Invoices shall be payable within thirty (30) days after receipt by Buyer.  Late payments shall bear interest at the rate of eight percent (8%) per annum.

Section 3.   Relationship of Parties.

(a)           All employees and representatives of Agere or its Affiliates providing Services to Buyer under this Agreement shall be deemed for purposes of all compensation and employee benefits to be employees or representatives solely of Agere or its Affiliates and not to be employees or representatives of Buyer or its Affiliates.  In performing their respective duties hereunder, all such employees and representatives of Agere or its Affiliates shall be under the direction, control and supervision of Agere or its Affiliates (and not of Buyer or its Affiliates) and Agere or its Affiliates, as the case may be, shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such employees and representatives. Agere shall have sole responsibility for compliance with all Laws relating to the employer/employee relationship between Agere and its employees providing the Services, including, but not limited to, federal, state and/or local Laws on hours of labor, wages, worker’s compensation, unemployment compensation, insurance and social security benefits.

(b)           The parties hereto are independent contractors, and neither party nor its employees or agents will be deemed to be employees or agents of the other for any purpose or under any circumstances.  No partnership, joint venture, alliance, fiduciary or any relationship other than that of independent contractors is created hereby, expressly or by implication. Neither party shall have the authority to make any warranty or representation on behalf of the other party nor to execute any contract or otherwise assume any obligation or responsibility in the name of or on behalf of the other party.  Neither party shall be bound by, nor liable to, any Third Party for any act or any obligations or debt incurred by the other party, except to the extent specifically agreed to in writing by the parties.

Section 4.   Use of Information, Confidentiality.

(a)           To the extent obtained by Buyer or Agere and their respective Affiliates as a result of the provision of Services to Buyer hereunder, each of Buyer and Agere shall, and shall cause their respective Affiliates to, hold all confidential or Proprietary Information relating to the other party confidential.

(b)           It is understood that, prior to, during or after performance of this Agreement, each party’s personnel may unavoidably receive or have access to private or confidential information of the other party, including the other’s operations, which is not specifically covered by the foregoing or by the Purchase Agreement or the other Collateral Agreements.  Each party agrees that all such information will be subject to the provisions of this Section 4 and other relevant provisions of said agreements between the parties and that its personnel will comply with all reasonable requirements of the other party, including requirements related to identification badges and sign-in procedures.

(c)           Agere data systems used to perform the Services provided hereunder are confidential and proprietary to Agere or third parties.  Buyer shall treat these data systems and all related procedures and documentation as confidential and proprietary to Agere or its Third Party vendors.

(d)                                 Buyer agrees that:

(i)            all data systems procedures and related materials provided to Buyer are for Buyer’s internal use only and only as specifically related to the Services;

(ii)           title to all data systems used in performing the Services provided hereunder shall remain in Agere or its Third Party vendors or with such other party as is then the owner of such data systems; and

(iii)          Buyer shall not copy, modify, reverse engineer, decompile or in any way alter data systems without Agere’s express written consent.

Section 5.   Compliance with Laws.

Each party will, with respect to its obligations and performance hereunder, comply with all applicable Laws, including, without limitation, import and export control, environmental and occupational safety requirements. Buyer shall be responsible for (a) compliance with all Laws affecting its business and (b) any use Buyer may make of the Services to assist it in complying with such Laws.  While Agere shall not have any responsibility for Buyer’s compliance with the Laws, Agere agrees to use reasonable commercial efforts (as defined in the Purchase Agreement), subject to Section 1(e), to (i) provide the Services in a manner that complies with applicable Laws and (ii) cause the Services to be designated in such manner that such Services shall be able to assist Buyer in complying with applicable legal and regulatory responsibilities.

Section 6.   Indemnity and Damages.

(a)           Agere shall indemnify, defend, and hold harmless Buyer and its Affiliates, directors, officers, shareholders, employees, agents and controlling persons from and against any and all losses, claims, damages, liabilities, costs and expenses (including any investigatory, legal and other expenses incurred in connection with, and any amounts paid in, any settlement) resulting from a demand, claim, lawsuit, action or proceeding only for gross negligence or willful misconduct in the provision of  Services to Buyer. Agere’s liability under this Section 6(a) shall be subject to the provisions of Section 6(c).

(b)           Buyer shall indemnify, defend, and hold harmless Agere and its Affiliates, directors, officers, shareholders, employees, agents and controlling persons from and against any and all losses, claims, damages, liabilities, costs and expenses (including any investigatory, legal and other expenses incurred in connection with, and any amounts paid in, any settlement) resulting from a demand, claim, lawsuit, action or proceeding relating to any such person’s conduct in connection with the provision of Services to Buyer under this Agreement, provided that such conduct was expressly required by a Schedule or by Buyer’s direction and did not constitute gross negligence or willful misconduct or breach of this Agreement by Agere. Buyer’s liability under this Section 6(b) shall be subject to the provisions of Section 6(c).

(c)           NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS OR LOST REVENUES) OF THE OTHER PARTY, ITS SUCCESSORS, ASSIGNS OR THEIR RESPECTIVE AFFILIATES, AS A RESULT OF OR ARISING FROM THIS AGREEMENT, REGARDLESS OF WHETHER SUCH LIABILITY ARISES IN TORT, CONTRACT, BREACH OF WARRANTY, INDEMNIFICATION OR OTHERWISE.

(d)           AGERE DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE SERVICES.  EXCEPT AS SET FORTH IN SECTION 1(D), AGERE MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE QUALITY, SUITABILITY OR ADEQUACY OF THE SERVICES FOR ANY PURPOSE OR USE.

(e)           In the event any liability arises from the performance of Services hereunder by a Third Party contractor, Buyer shall be subrogated to such rights, if any, as Agere may have against such Third Party contractor with respect to the Services provided by such Third Party contractor to or on behalf of Agere.

Section 7.   Miscellaneous.

(a)           Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK IRRESPECTIVE OF THE CHOICE OF LAWS PRINCIPLES OF THE STATE OF NEW YORK, AS TO ALL MATTERS, INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, ENFORCEABILITY, PERFORMANCE AND REMEDIES.

(b)           Consent to Jurisdiction. Each of Agere and Buyer irrevocably submits to the exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement or any transaction contemplated hereby shall be brought by it or any of its Affiliates except in such courts).  Each of Agere and Buyer further agrees that service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth in the Purchase Agreement shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of Agere and Buyer irrevocably and unconditionally waives (and agrees not to plead or claim any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(c)           Waiver of Jury Trial. Each party hereby waives, and agrees to cause each of its Affiliates to waive, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement.  Each party (i) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7(c).

(d)           Taxes. Buyer shall bear all Taxes imposed as a result of its receipt of Services under this Agreement, including any Tax that Buyer is required to withhold or deduct from payments to Agere, except (i) any Tax allowable as a credit against the U.S. Federal income tax of Agere and (ii) any net income Tax imposed upon Agere.  To assist Agere in obtaining the credit identified in (i) of the immediately preceding sentence, Buyer shall furnish Agere with such evidence as may be required by the relevant taxing authorities to establish that any such Tax has been paid.

                (e)           Force Majeure.  Except for Buyer’s obligation to make timely payments, neither party will have any liability for damages or delay due to fire, explosion, lightning, pest damage, power failure or surges, strikes or labor disputes, water or flood, acts of God, the elements, war, civil disturbances, acts of civil or military authorities or the public enemy, acts or omissions of communications or other carriers, or any other cause beyond a party’s reasonable control, whether or not similar to the foregoing that prevent such party from materially performing its obligations hereunder.

(f)            Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable or transferable by either party without the prior written consent of the other party hereto, and any such unauthorized assignment or transfer will be void.

(g)           Entire Agreement; Modification; Waivers.  This Agreement and the Schedules attached hereto constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous negotiation, commitments and writings with respect to Services.  This Agreement and the Schedules attached hereto may not be altered, modified or amended except by a written instrument signed by all affected parties. The failure of any party to require the performance or satisfaction of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

(h)           No Duty of Verification.  In the absence of actual knowledge to the contrary, Agere shall not have any responsibility for verifying the correctness of any information given to it by or on behalf of Buyer for the purpose of providing the Services.

(i)            Severability. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall negotiate in good faith to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

(j)            Notices.  All notices and other communications hereunder will be in writing and deemed to have been duly given if given in accordance with the provisions of the Purchase Agreement and as otherwise provided in the applicable Schedule hereto.

(k)           Survival of Obligations.  The obligations of the parties under Sections 2, 4, 6 and 7 shall survive the expiration of this Agreement.

(l)            Inconsistency. In the event of any inconsistency between the terms of this Agreement and any of the Schedules hereto, the terms of this Agreement, other than charges for the Services, shall control.

(m)          Title and Headings.  Titles and headings to sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(n)           Execution in Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of Agere and Buyer has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

AGERE SYSTEMS INC.

By:	/s/ Paul Bento
Name:	Paul Bento
Title:	Vice President - Law

TRIQUINT SEMICONDUCTOR, INC.

By:	/s/ Raymond A. Link
Name:	Raymond A. Link
Title:	Vice President - Finance and Administration, Chief Financial Officer and Secretary